UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number: 001-38235

RISE EDUCATION CAYMAN LTD

Room 101, Jia He Guo Xin Mansion,

No. 15 Baiqiao Street Guangqumennei, Dongcheng District

Beijing 100062, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

RISE Education Cayman Ltd Receives Nasdaq Notice of Non-compliance and Non-binding Proposal for Business Combination

BEIJING, China, January 18, 2022 – RISE Education Cayman Ltd (the “Company”) (NASDAQ: REDU) today announced that on January 11, 2022, the Company was notified by the Listing Qualifications department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) that the Staff had determined to delist the Company’s securities unless the Company timely requested a hearing before a Nasdaq Hearings Panel (the “Panel”). The Staff’s determination was based upon its conclusion that the Company is a “public shell” as that term is defined in Nasdaq Listing Rule 5101 as the result of the Company’s sale of substantially all of its assets on December 30, 2021, as well as the Company’s failure to timely file its interim balance sheet and income statement for the period ended June 30, 2021 with the Securities and Exchange Commission (the “SEC”). The Company filed its interim balance sheet and income statement for the period ended June 30, 2021 with the SEC on January 11, 2022, and has therefore regained compliance with Nasdaq Listing Rule 5250(c)(2).

Importantly, the Company today requested a hearing before the Panel, which request has stayed any further delisting action by Nasdaq at least pending the hearing and the expiration of any extension that may be granted to the Company by the Panel. At the hearing, the Company will present its plan to evidence compliance with all applicable Nasdaq listing criteria and request an extension of time to do so. To that end, the Company is actively pursuing strategic business opportunities that include operating activities that will generate revenue.

On January 6, 2022, the Company’s Board of Directors received a non-binding proposal from a leading specialized technology platform for a business combination (“Proposed Transaction”), pursuant to which the counter-party will contribute its business in the electrical vehicle ecosystem that has a leading market position in exchange for newly issued shares in the Company. The Company is evaluating the Proposed Transaction, with the assistance of China Renaissance Securities (Hong Kong) Limited as its financial advisor and Kirkland & Ellis as its legal advisor. The parties have agreed to negotiate on an exclusive basis for a period of 28 days beginning January 17, 2022, which period will be extended for 14 days so long as the parties are negotiating in good faith definitive documentation for the Proposed Transaction upon the expiration of the initial 28-day period.

There can be no assurance that the Proposed Transaction or any other similar transaction will be approved or consummated and the Company does not undertake any obligation to provide any update with respect to the Proposed Transaction or any other transaction, except as required by law.

Safe Harbor Statement

This current report contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about RISE and the industry. All information provided in this current report is as of the date hereof, and RISE undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although RISE believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RISE EDUCATION CAYMAN LTD

By:	/s/ Alex Wu
Name:	Alex Wu
Title:	Acting Chief Financial Officer

Date: January 18, 2022